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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046501

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50214

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Maria Rogers (503) 232-6960, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Holdings Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
SUSAN COX PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 466631
MY COMMISSION EXPIRES MARCH 20, 2016

Signature

Finop
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2014 and 2013

Table of Contents

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Holdings Securities, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the Company) as of December 31, 2014 and December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Holdings Securities, Inc. as of December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Los Angeles, California
February 26, 2015

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2014 and 2013

Assets		**2014**		**2013**
Cash and cash equivalents	$	9,170,294	$	8,193,489
Commissions receivable		5,669,193		4,723,391
Accounts receivable		246,282		1,041,104
Deposits with clearing organizations and others (note 3)		145,011		145,011
Prepaid expenses and other assets		57,581		40,337
Property and equipment, net (note 2)		—		795
Total assets	$	15,288,361	$	14,144,127
Liabilities				
Commissions payable	$	10,920,810	$	8,777,312
Payable to parent (note 5)		334,032		1,233,218
Other liabilities		213,501		1,013,374
Total liabilities		11,468,343		11,023,904
Stockholder's Equity				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 10 shares		25,000		25,000
Additional paid-in capital		32,078,696		32,078,696
Accumulated deficit		(28,283,678)		(28,983,473)
Total stockholder's equity		3,820,018		3,120,223
Total liabilities and stockholder's equity	$	15,288,361	$	14,144,127

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Insurance commissions	$ 131,884,705	$ 117,407,172
Investment advisory fees	14,378,100	12,012,029
Mutual fund commissions	6,361,096	5,699,480
Supervisory fees	1,920,200	1,852,030
Securities commissions	1,169,992	760,397
Investment fees	1,023,573	899,338
Other income	595,284	685,546
Investment income	50,768	48,041
Total revenues	157,383,718	139,364,033
Expenses:		
Registered representative compensation	148,717,516	131,431,534
Employee compensation and benefits	4,555,638	5,239,582
Office	1,953,961	1,935,260
Outside professional services	739,025	772,885
General and administrative	338,083	334,130
Travel	229,017	201,965
Other	150,683	137,301
Total expenses	156,683,923	140,052,657
Net income (loss)	$ 699,795	$ (688,624)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2014 and 2013

	Common stock				Additional paid-in capital		Accumulated deficit		Total
	Shares		Amount						
Balances as of December 31, 2012	10	$	25,000	$	32,078,696	$	(28,294,849)	$	3,808,847
Net loss	—		—		—		(688,624)		(688,624)
Balances as of December 31, 2013	10		25,000		32,078,696		(28,983,473)		3,120,223
Net income	—		—		—		699,795		699,795
Balances as of December 31, 2014	10	$	25,000	$	32,078,696	$	(28,283,678)	$	3,820,018

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2014 and 2013

		2014		2013
Cash flows from operating activities:				
Net income (loss)	$	699,795	$	(688,624)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation		795		4,294
Changes in operating assets and liabilities:				
Commissions receivable		(945,802)		(531,467)
Accounts receivable		794,822		1,069,101
Prepaid expenses and other assets		(17,244)		(18,946)
Commissions payable		2,143,498		1,075,739
Payable to parent		(899,186)		447,140
Other liabilities		(799,873)		(1,098,205)
Net cash provided by operating activities		976,805		259,032
Net increase in cash and cash equivalents		976,805		259,032
Cash and cash equivalents at beginning of year		8,193,489		7,934,457
Cash and cash equivalents at end of year	$	9,170,294	$	8,193,489

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

(b) Basis of Presentation

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business, and agency transactions.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur. Amounts receivable and payable for transactions that have not reached their contractual settlement date are recorded gross on the statements of financial condition.

(d) Investment Advisory and Supervisory Fees

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Supervisory fees are recognized as earned.

(e) Accounts Receivable

Management believes the amount of any uncollectible accounts receivable is immaterial as of December 31, 2014 and 2013; accordingly, no provision for uncollectible accounts has been recorded.

(f) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

(g) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The mid-quarter or half-year convention is utilized and is applied in the year of purchase. The convention is contingent on the percentage of property and equipment that was placed into service in the fourth quarter compared to the first three quarters of the year. If over 40% of the total property and equipment additions for the year are placed into service during the fourth quarter, the mid-quarter convention will be utilized for these additions. If less than 40% of total additions for the year occur in the fourth quarter, the half-year convention will be utilized.

The Company capitalizes software if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

(h) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

(i) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) *Subsequent Events*

In preparing the financial statements, the Company has reviewed events that occurred after December 31, 2014, the statement of financial condition date, up until the issuance of the financial statements, on February 26, 2015. No incremental items were noted for accrual or disclosure.

(2) Property and Equipment

As of December 31, 2014 and 2013, property and equipment consists of the following:

	2014	2013
Capitalized software	$ 612,741	$ 1,013,241
Equipment	88,314	109,202
Furniture and fixtures	—	1,200
	701,055	1,123,643
Less accumulated depreciation	(701,055)	(1,122,848)
	$ —	$ 795

The Company disposed of fully depreciated fixed assets of $422,588 in 2014. No gain or loss was realized on the disposal. Direct depreciation expense for the years ended December 31, 2014 and 2013 was $795 and $4,294, respectively.

(3) Deposits with Clearing Organizations and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC (Pershing), on a fully disclosed basis.

The Company follows the guidance prescribed in a Securities and Exchange Commission (SEC) No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2014 and 2013, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2014 and 2013 (included in deposits with clearing organizations and others in the statements of financial condition).

As of December 31, 2014 and 2013, the Company held $20,000 on deposit with the National Securities Clearing Corporation (included in deposits with clearing organizations and others in the statements of financial condition).

(4) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net

capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2014 and 2013, the Company has regulatory net capital of $3,479,748 and $1,996,117, which is $3,229,748 and $1,746,117 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(5) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, marketing, taxes, insurance, outside professional services, compensation related to production, and supplies, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2014 and 2013, $334,032 and $1,233,218, respectively, is payable to the Parent for expenses. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000.

The Company earned net income of $699,795 and incurred a loss of $688,624 for the years ended December 31, 2014 and 2013, respectively. The Company received no capital contributions from the Parent for the years ended December 31, 2014 and 2013. In the event that the Company's future revenue base becomes insufficient to cover operating expenses and required net capital, the Parent has represented that it will provide financial support to the Company.

As of December 31, 2014 and 2013, the Company has approximately $28,000 and $83,000, respectively, in amounts payable to Registered Representatives who are employees of Management Compensation Group Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. These amounts are included in commissions payable in the statements of financial condition. The commission expense between M Benefit Solutions (included in registered representative compensation in the statements of operations) amounted to approximately $3,271,000 and $2,406,000 for the years ended December 31, 2014 and 2013, respectively.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2009. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

(Continued)

The Company's financial results directly impact the Parent's calculation of the Incentive Compensation Plan (ICP) expense payable to its producers. The Company's losses directly reduce the amount of ICP expense payable by the Parent. Accordingly, losses sustained by the Company do not provide an income tax benefit to the Parent and ultimately are not realizable.

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 35% to the net income (loss) for 2014 and 2013 is as follows:

		2014		2013
Computed income tax expense (benefit)	$	247,501	$	(241,018)
Increase (decrease) in income tax expense (benefit) resulting from:				
State income tax		66,554		(16,058)
Meals and entertainment		8,059		9,252
Political contributions		9,055		9,550
Total income tax expense (benefit)		331,169		(238,274)
Valuation allowance (decrease) increase		(331,169)		238,274
Total income tax incurred	$	—	$	—

The temporary differences that give rise to significant components of the deferred income tax assets and liabilities as of December 31, 2014 and 2013, relate to the following:

		2014		2013
Deferred income tax assets:				
Net operating loss carryforward	$	10,136,925	$	10,409,681
Deferred state income taxes, net of federal income tax effect		1,713,712		1,779,393
Deferred rent		8,611		—
Total deferred income tax assets		11,859,248		12,189,074
Valuation allowance		(11,859,248)		(12,189,074)
Net deferred income tax assets	$	—		—

As of December 31, 2014, the Company has net operating losses of $28,962,644 that will expire starting in the year 2020 through the year 2033.

As noted above, management has established valuation allowances of $11,859,248 and $12,189,074 as of December 31, 2014 and 2013, respectively, to fully reserve against its deferred income tax assets as the Company's results of operations do not provide a realizable income tax benefit.

(Continued)

(7) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(8) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(9) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to the right. As of December 31, 2014 and 2013, the Company has recorded no liabilities with regard to the right. During 2014 and 2013, the Company did not pay the clearing brokers any amounts related to these guarantees.

In the event of an early insurance policy lapse or partial surrender, there are certain situations where the Company may be charged back for commissions received. In these situations, the Company has the right to charge the Registered Representative and the Member Firm for the commissions paid to the Registered Representative associated with either the lapsed policy or partial surrender. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any early insurance policy lapse or partial surrender amounts are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating

(Continued)

to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(10) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies.

During December 2013, FINRA conducted a routine examination of the Company which was closed in 2014 with no material findings. During 2014, the SEC conducted a routine cybersecurity exam which was closed with no material findings.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Exchange Commission

December 31, 2014

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	3,820,018
Less nonallowable assets:		
Accounts and commissions receivable		287,147
Deposits with clearing organizations and others		25,000
Prepaid expenses and other assets		22,924
Net capital before haircuts on securities positions		3,484,947
Less haircut on mutual fund position		5,199
Net capital	$	3,479,748

Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		3,229,748
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		3,179,748

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2014, as filed on February 26, 2015.

See accompanying report of independent registered public accounting firm.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II - Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
M Holdings Securities, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by M Holdings Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related check copies and journal entry records) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant Form X-17A-5 reports and detailed General Ledger reports) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (including relevant Form X-17A-5 reports and detailed General Ledger reports) noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Holdings Securities, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have reviewed management's statements, included in the accompanying M Holdings Securities, Inc.'s Exemption Report (the Exemption Report), in which (1) M Holdings Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 26, 2015

M Holdings Securities, Inc.'s
Exemption Report

M Holdings Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
    - Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(ii) ("Rule (k)(2)(ii)").

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

I, Carrie L. Fleisher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2014.

Carrie L. Fleisher (signature)

Carrie L. Fleisher
Vice President
Chief Risk & Compliance Officer
M Holdings Securities, Inc.

2-26-2015
Date

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Holdings Securities, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have reviewed management's statements, included in the accompanying M Holdings Securities, Inc.'s Exemption Report (the Exemption Report), in which (1) M Holdings Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 26, 2015

M Holdings Securities, Inc.'s
Exemption Report

M Holdings Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
    - Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(ii) ("Rule (k)(2)(ii)").
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

I, Carrie L. Fleisher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2014.

Carrie L. Fleisher
Vice President
Chief Risk & Compliance Officer
M Holdings Securities, Inc.

2-26-2015
Date